FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month March, 2003

Trans-Orient Petroleum Ltd.

(Translation of registrant's name into English)

887 Helmcken Street, Vancouver, BC, V6Z 1B1 Canada

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-27668.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

(Registrant)
Date: March 28, 2003	/s/ Garth Johnson

(Signature)
Garth Johnson

(Name)
President/CEO

(Title)

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULE A

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	887 HELMCKEN STREET VANCOUVER, BRITISH COLUMBIA V6Z 1B1
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	ir@transorient.com
WEB SITE ADDRESS	www.transorient.com
FOR QUARTER ENDED:	JANUARY 31, 2003
DATE OF REPORT:	MARCH 28, 2003
CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	03/03/28

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Bernhard Zinkhofer	"Bernhard Zinkhofer"	03/03/28

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Balance Sheets
(Expressed in United States Dollars)

January 31, 2003	July 31, 2002
(Unaudited - Prepared by Management)	(Audited)
Assets

Current

Cash and short-term deposits	$ 174,995	$ 293,124
Accounts receivable	4,197	2,555
Due from associated companies	3,341	3,543
Due from related company	9,046	10,685
Prepaid expenses	33,674	28,807

	225,253	338,714

Investment in associated companies	697,821	754,791
Property and equipment	122,217	127,483
Oil and gas interests	1	1

Total Assets	$ 1,045,292	$ 1,220,989

Liabilities

Current

Accounts payable and accrued liabilities	$ 43,575	$ 55,122
Due to associated company	20,930	14,326

Total Liabilities	64,505	69,448

Shareholders' Equity

Common stock without par value;
Unlimited number of shares authorized;
Issued and outstanding at January 31, 2003:
2,416,823 shares (July 31, 2002: 2,416,823 shares)	13,145,075	13,145,075
Deficit	(12,164,288)	(11,993,534)

Total Shareholders' Equity	980,787	1,151,541

Total Liabilities and Shareholders' Equity	$ 1,045,292	$ 1,220,989

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Statements of Operations and Deficit
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2003	2002	2003	2002

Expenses

General and administrative (Schedule)	$ 38,779	$ 80,967	$ 67,480	$ 118,151

Loss before other items	(38,779)	(80,967)	(67,480)	(118,151)

Other Items

Interest income	711	1,781	1,576	2,488
Write-down of investment in associated company	-	-	(150,350)	(202,036)
Gain on sale of investment in associated company	16,438	-	16,438	5,854
Recovery of loan receivable previously written-off	151	28,889	29,062	28,889

Net loss for the period	(21,479)	(50,297)	(170,754)	(282,956)

Deficit - Beginning of period	(12,142,809)	(11,828,629)	(11,993,534)	(11,595,970)

Deficit - End of Period	$ (12,164,288)	$ (11,878,926)	$ (12,164,288)	$ (11,878,926)

Loss per share	$ (0.01)	$ (0.01)	$ (0.07)	$ (0.07)

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2003	2002	2003	2002

Operating Activities

Net loss for the period	$ (21,479)	$ (50,297)	$ (170,754)	$ (282,956)
Adjustments to reconcile net loss to
cash applied to operating activities:
Amortization	2,633	3,097	5,266	6,193
Write-down of investment in associated company	-	-	150,350	202,036
Gain on sale of investment in associated company	(16,438)	-	(16,438)	(5,854)
Recovery of loan receivable previously written-off	(151)	(28,889)	(29,062)	(28,889)
Changes in non-cash working capital:
Accounts receivable	2,995	(2,443)	(1,642)	(2,091)
Due to/from related company	(204)	(6,508)	1,639	(5,674)
Due from associated companies	389	(5,580)	202	(5,550)
Prepaid expenses	(4,398)	(30)	(4,867)	11,391
Loan receivable from associated company	151	28,889	29,062	28,889
Taxes payable	(9,757)	-	(9,757)	-
Accounts payable and accrued liabilities	(4,045)	3,920	(1,790)	(5,099)
Due to associated company	4,952	645	6,604	1,952

Net cash used in operating activities	(45,352)	(57,196)	(41,187)	(85,652)

Financing Activity

Common stock issued for cash	-	-	-	-

Net cash provided by financing activity	-	-	-	-

Investing Activities

Proceeds from sale of investment in associated company	63,058	-	63,058	41,729
Purchase of investment in associated company	-		(140,000)
Purchase of property and equipment	-	-	-	-

Net cash provided by (used in) investing activities	63,058	-	(76,942)	41,729

Net increase (decrease) in cash during period	17,706	(57,196)	(118,129)	(43,923)
Cash position - Beginning of period	157,289	140,173	293,124	126,900

Cash position - End of period	$ 174,995	$ 82,977	$ 174,995	$ 82,977

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.

Consolidated Interim Schedules of General and Administrative Expenses
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

	Three Months	Three Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	January 31,	January 31,	January 31,	January 31,
	2003	2002	2003	2002

GENERAL AND ADMINISTRATIVE EXPENSES

Accounting and audit	$ 2,692	$ 12,607	$ 2,787	$ 12,636
Amortization	2,633	3,097	5,266	6,193
Consulting fees	-	15,151	-	20,980
Corporate relations and development	1,124	2,804	1,124	2,846
Corporate capital taxes	-	(33)	-	3,902
Filing and transfer agency fees	1,995	3,380	3,242	4,501
Foreign exchange loss	2,291	64	2,931	1,611
Investor relations	5,856	2,019	12,024	2,019
Legal	365	3,560	930	5,178
Office and miscellaneous	4,837	7,621	7,763	12,097
Printing	3,341	10,165	3,341	10,165
Rent	4,398	4,902	8,300	8,974
Telephone	1,838	2,597	3,240	4,355
Travel, promotion and accommodation	1,624	2,018	4,763	4,228
Wages and benefits	5,785	11,015	11,769	18,466

	$ 38,779	$ 80,967	$ 67,480	$ 118,151

See accompanying notes to the consolidated interim financial statements

TRANS-ORIENT PETROLEUM LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at January 31, 2003

NOTE 1 - NATURE OF OPERATIONS

Trans-Orient Petroleum Ltd. (the "Company") was incorporated under the Company Act (British Columbia) on July 25, 1986 and continued its jurisdiction of incorporation to the Yukon Territory under the Business Corporations Act (Yukon). The Company is actively engaged in identifying, financing, and providing business development services for early-stage resource and technology businesses ("Associated Companies"). The Company's operating strategy is to acquire a significant equity interest in Associated Companies and to provide financial, managerial, and technical support to accelerate the achievement of the Associated Companies' business goals and objectives. At January 31, 2003, the Company held interests in four Associated Companies.

The Company's consolidated financial statements are presented on a going concern basis, which assumes that the Company will continue to realize its assets and discharge its liabilities in the normal course of operations. However, the Company does not generate sufficient cash flow from operations to adequately fund its activities and has therefore relied principally upon the issuance of securities for financing. Future capital requirements will depend on many factors including the Company's ability to execute its business plan. The Company intends to continue relying upon the issuance of securities to finance its future activities but there can be no assurance that such financing will be available on a timely basis under terms acceptable to the Company. Although these consolidated financial statements do not include any adjustments that may result from the inability to secure future financing, such condition would have a material adverse effect on the Company's business, results of operations and financial condition.

Refer to Note 3

NOTE 2 - ACCOUNTING PRINCIPLES AND USE OF ESTIMATES

The accompanying unaudited consolidated interim financial statements of Trans-Orient Petroleum Ltd. and its wholly owned subsidiaries DLJ Management Corp. and Reservoir Rock Holdings Limited and its wholly-owned subsidiary, Trans-Orient Petroleum (NZ) Limited are prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and the instructions to BC FORM 51-901F of the British Columbia Securities Commission. This BC FORM 51-901F should be read in conjunction with the Company's annual audited consolidated financial statements dated July 31, 2002. All material adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim periods have been reflected. The results of the six months ended January 31, 2003 are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES

At January 31, 2003, the Company's ownership interests in Associated Companies accounted for under the equity method or cost method of accounting are as follows:

TRANS-ORIENT PETROLEUM LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at January 31, 2003

NOTE 3 - INVESTMENT IN ASSOCIATED COMPANIES (continued)

				Write-down of
		Sales	Purchases	Investment in	January 31,	Percentage	Number of
	July 31, 2002	During	During	Associated	2003	Of	Common
	Carrying Value	the Period	the Period	Companies	Carrying Value	Ownership	Stock Held

Equity Method:
AMG Oil Ltd.	$ 1	$ -	$ -	$ -	$ 1	42.71%	8,200,000

Cost Method:
Verida Internet Corp.	1		-	-	1	8.68%	844,642
Indo-Pacific Energy Ltd.	714,789	(46,620)	140,000	(150,350)	657,819	11.49%	888,945
Gondwana Energy, Ltd.	40,000		-	-	40,000	19.05%	2,400,000

	754,790	(46,620)	140,000	(150,350)	697,820

	$ 754,791	$ (46,620)	$ 140,000	$ (150,350)	$ 697,821

The Company acquired, by way of private placement, 175,000 units of Indo-Pacific at $0.80 per unit. Each unit consists of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two. During the period ended January 31, 2003, the Company sold 63,000 shares of Indo-Pacific with a carrying value of $46,620 for cash proceeds of $ 63,058, resulting in a gain of $16,438.

At January 31, 2003, the estimated market value of the above shares is $711,156.

Refer to Note 8

NOTE 4 - RELATED PARTY TRANSACTIONS

Certain transactions of the Company involve publicly traded companies having directors, officers and/or principal shareholders in common with the Company. These companies are AMG Oil Ltd. ("AMG"), Verida Internet Corp. ("Verida"), Indo-Pacific Energy Ltd. ("Indo-Pacific"), Gondwana Energy, Ltd. ("Gondwana") and TAG Oil Ltd. ("TAG")

a) Investment in Associated Companies

Investment in Associated Companies consists entirely of common shares of AMG, Verida, Indo-Pacific and Gondwana.

b) Due from/to Related and Associated Parties

At January 31, 2003, the Company was owed $9,046 (July 31, 2002 - $10,685) by TAG and $3,341 (July 31, 2002 - $3,543) by AMG. At January 31, 2003, the Company owed $20,116 (July 31, 2002 - ($14,326) to Indo-Pacific and $814 (July 31, 2002 - Nil) to TAG Oil Ltd. These amounts are non-interest bearing and have no fixed terms for repayment.

TRANS-ORIENT PETROLEUM LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at January 31, 2003

NOTE 4 - RELATED PARTY TRANSACTIONS (continued)

c) Loan Receivable from Associated Company

Subsequent to the write-off of the loan as reported in the July 31, 2001 fiscal year, the Company negotiated a loan repayment schedule with Verida allowing the Company to receive monthly payments of approximately CAD$15,170 for a period of twenty four months. The total that will be received per the agreement will be CAD$363,982, including principal and interest. For the six month period ending October 31, 2002 the Company has received CAD$45,497 (US$28,911).

The Company has not received any payments after October 1, 2002 and was notified, during the period, by the payee that they are not in a financial position to continue paying the Company. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule and the Company is considering its legal options.

d) Other

During the period ended January 31, 2003, the Company paid $3,066 (January 31, 2002: $3,048) in rent to a private company wholly-owned by the former President of the Company. In addition, the Company has paid CAD$6,000 (January 31, 2002: Nil) in rent to TAG, pursuant to a month-to-month rental agreement entered into in the fiscal 2002 year.

During the period ended January 31, 2003, the Company incurred approximately $643 (January 31, 2002: $3,100) for legal services to a law firm in which a director of the Company is a partner. In addition, the Company incurred $4,583 (January 31, 2002: $7,253) for wages and benefits to a director of the Company.

NOTE 5 - SHARE CAPITAL

Authorized and Issued Share Capital

The authorized share capital of the Company consists of an unlimited number of common stock without par value.

Number
Issued and fully paid:	of Shares	Amount

Balance at January 31, 2003 and July 31, 2002	2,416,823	$ 13,145,075

102,777share purchase warrants expired as they were not exercised.

NOTE 6 - LOSS PER SHARE

The loss per share is calculated using the weighted-average number of common shares outstanding during the fiscal year. For this purpose, stock consolidations are reflected on a retroactive basis to the preceding years. The weighted-average number of common shares outstanding used to calculate loss per share are as follows:

January 31, 2003	2,416,823
January 31, 2002	1,416,823

TRANS-ORIENT PETROLEUM LTD.

Notes to the Consolidated Interim Financial Statements
(Expressed in United States Dollars)
(Unaudited - Prepared by Management)

As at January 31, 2003

NOTE 7 - COMPARATIVE FIGURES

Certain of the prior periods' comparative figures may have been reclassified in conformity with the current period's presentation.

NOTE 8 - SUBSEQUENT EVENTS

Investment in associated companies

The Company sold 30,000 shares of Indo-Pacific Energy with a carrying value of $22,200 for cash proceeds of $22,266, resulting in a gain of $66.

Liquidation of subsidiaries

The Company has effected the liquidation of two of its New Zealand subsidiaries, Reservoir Rock Holdings Limited and Trans-Orient Petroleum (NZ) Limited, to be completed in April 2003. The Company believes that the liquidation of the two New Zealand subsidiaries will not materially affect the Company operations' as the subsidiaries have been inactive since the sale of its oil and gas interests to Indo-Pacific Energy as reported in previous fiscal years.

BC FORM 51-901F

QUARTERLY REPORT

INCORPORATED AS PART OF SCHEDULES B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS-ORIENT PETROLEUM LTD.
ISSUER ADDRESS:	887 HELMCKEN STREET VANCOUVER, BRITISH COLUMBIA V6Z 1B1
ISSUER TELEPHONE NUMBER:	(604) 682-6496
CONTACT PERSON:	GARTH JOHNSON
CONTACT'S POSITION:	PRESIDENT
CONTACT TELEPHONE NUMBER:	(604) 682-6496
CONTACT E-MAIL ADDRESS	ir@transorient.com
WEB SITE ADDRESS	www.transorient.com
FOR QUARTER ENDED:	JANUARY 31, 2003
DATE OF REPORT:	MARCH 28, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Garth Johnson	"Garth Johnson"	03/03/28

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)
Bernhard Zinkhofer	"Bernhard Zinkhofer"	03/03/28

NAME OF DIRECTOR	SIGNATURE (TYPED)	DATE SIGNED (YY/MM/DD)

TRANS-ORIENT PETROLEUM LTD.

Schedule B: Supplementary Information
(Expressed in United States Dollars)

For the Period Ended January 31, 2003

1. For the period under review:

a) Summary of common shares issued:    None
b) Summary of stock options granted:     None
c) Summary of warrants granted:            None
d) Summary of warrants expired:            Warrrants to acquire 102,777 shares at a prices ranging between $3.60 and $9.00, expired as they were not exercised.

2. As at the end of the of the period under review:

a) Authorized capital:      Unlimited number of common shares without par value
Issued and outstanding:     2,416,823 common shares

b) Summary of stock options outstanding:

Number	Price	Expiry
of Shares	Per Share	Date

55,556	$54.00	March 31, 2003
5,000	$31.50	March 31, 2003
27,778	$31.50	March 31, 2005

88,333

c) Summary of warrants outstanding:

Number	Price	Expiry
of Shares	per Share	Date

1,000,000	$0.25	June 12, 2003/
	$0.30	June 12, 2004

1,000,000

d) Total shares in escrow:               2,822 common shares

e) List of directors and officers:       Bernhard Zinkhofer, Michael Hart and Garth Johnson

TRANS-ORIENT PETROLEUM LTD.

Schedule C: Management Discussion
(Expressed in United States Dollars)

For the Period Ended January 31, 2003

Operations and financial

For the six-month period ended January 31, 2003, the Company recorded a net loss of $170,754 or $0.07 per share, versus $282,956 or $0.07 per share for the period ended January 31, 2002.

General and administrative expenses decreased to $67,480 for the period ended January 31, 2003 compared to $118,151 for the comparable period last year. The majority of the Company's expenses decreased for the six-month period ended January 31, 2003 when compared with the comparable period last year, with the exception of increases to foreign exchange, investor relations and travel, promotion and accommodation $1,320, $10,005 and $535, respectively. Accounts such as accounting and audit, amortization, consulting, corporate capital taxes, corporate relations and developments, filing and transfer agency fees, legal, office and miscellaneous, printing, rent, telephone and wages and benefits decreased by $9,849, $20,980, $3,902, $1,722, $927, $1,259, $4,248, $4,334, $6,824, $674, $1,115 and $6,697 respectively for the six month period ended January 31, 2003.

Losses before "other items" were equivalent to the general and administrative expenses for the six month period ended January 31, 2003 totaling $67,480 versus a loss of $118,151 for the comparable period last year.

"Other items", which affected the loss before income taxes for the period included a write-down of investment in associated company, Indo-Pacific Energy Ltd. The total write-down of $150,350 was a result of a decrease in the market value of Indo-Pacific during the first quarter of the 2003 fiscal year. This amount was partially offset with interest income of $1,576, a recovery of a loan receivable previously written-off of $29,062 and a gain on the sale of shares of Indo-Pacific of $16,438 on shares sold during the second quarter of the 2003 fiscal year.

Liquidity and Capital Resources

The Company had cash and short-term deposits of $174,995 at January 31, 2003 versus $293,124 at July 31, 2002. The decrease in cash and short-term deposits is attributable to cash of $140,000 being invested in an additional 175,000 shares of Indo-Pacific and operating costs of $41,187. However the Company was able to partially offset this decrease in cash with proceeds, totaling $63,058 resultant from the sale of 63,000 Indo-Pacific shares acquired in previous fiscal years. Working capital as at January 31, 2003 was $160,748 versus $269,266 at July 31, 2002. The Company has no long-term liabilities.

During the six-month period ended January 31, 2003, $41,187 in cash was used by operating activities, versus a use of cash of $85,652 for operating activities for the comparable period last year.

During the six-month periods ended January 31, 2003 and 2002 the Company did not complete any financing activities.

The Company's investing activities for the six-month period ended January 31, 2003 consisted of purchasing 175,000 units of Indo-Pacific at $0.80 per unit with each unit consisting of one common share and one share purchase warrant, exercisable at $0.90 in the first year and $1.15 in year two and selling 63,000 shares of Indo-Pacific with a carrying value of $46,620 for cash proceeds of $63,058, resulting in a gain of $16,438. During the comparable period last year the Company sold 28,700 shares of Indo-Pacific for net proceeds of $41,729 that had a carrying value of $35,875, resulting in a gain of $5,854.

The net effect of the above noted transactions was a net use of cash of $118,129 for the six-month period ended January 31, 2003 compared to a net use of cash totaling $43,923 for the comparable period in 2002.

Other information

Investor Relations

During the period under review, the Company's investor relation's activities consisted of issuing press releases and annual reports and answering telephone calls and e-mail requests for information from shareholders. The Company paid Republic Communications ("Republic") , of Vancouver, B.C., $12,000 for this Investor Relations work. In addition to the investor relations work done by Republic for the Company, Republic provides investor relations services, similar to those of the Company, to associated companies Indo-Pacific Energy Ltd. and TAG Oil Ltd. A principal of an insider of associated company TAG Oil also provides services to Republic.

Loan Receivable from Associated Company

The Company has not received any payments after October 1, 2002 and was notified, during the period, by the payee that they are not in a financial position to continue paying the Company. There is considerable doubt whether the Company will receive any further payments relating to the loan repayment schedule and the Company is considering its legal options.

Subsequent Events

The Company sold 30,000 shares of Indo-Pacific Energy with a carrying value of $22,200 for cash proceeds of $22,266, resulting in a gain of $66.

The Company has effected the liquidation of two of its New Zealand subsidiaries, Reservoir Rock Holdings Limited and Trans-Orient Petroleum (NZ) Limited, to be completed in April 2003. The Company believes that the liquidation of the two New Zealand subsidiaries will not materially affect the Company operations' as the subsidiaries have been inactive since the sale of its oil and gas interests to Indo-Pacific Energy as reported in previous fiscal years.

For further shareholder information contact Shareholder Relations at Tel: 1-866-414-4144, Fax: 604-662-4677 or Email: ir@trans-orient.com.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS	LEGAL COUNSEL

Garth Johnson, CGA	Lang Michener
President, CEO, CFO, Secretary, Director (1)	Vancouver, British Columbia
Vancouver, British Columbia	Rudd Watts & Stone
Michael Hart	Wellington, New Zealand
Director (1)
Vancouver, B.C.	AUDITORS
Bernhard Zinkhofer, B.Comm., C.A., LL.B
Director (1)	Sadovnick Telford & Skov
Vancouver, British Columbia	Vancouver, British Columbia

(1) Member of audit committee	BDO SPICERS
Wellington, New Zealand
CORPORATE OFFICES
REGISTRAR AND TRANSFER AGENTS
887 Helmcken Street
Vancouver, British Columbia	Computershare Trust Company
Canada V6Z 1B1	Corporate Services Division
Telephone: 1-604-682-6496	4th Floor, 510 Burrard Street
Facsimile: 1-604-682-1174	Vancouver, British Columbia
Website:	Canada V6C 3B9
Telephone: 1-888-661-5566
SHAREHOLDER RELATIONS	Facsimile: 1-604-661-9480
Email:
Telephone: 1-866-414-4144
Facsimile: 1-604-662-4677	National Registry Services
Email:	Level 2, 70 Symonds Street
Auckland, New Zealand
SUBSIDIARIES	Telephone: 649-302-0696
Facsimile: 649-302-0339
DLJ Management Corp.
Reservoir Rock Holdings Limited	SHARE LISTINGS
Trans-Orient Petroleum (NZ) Limited
OTCBB: TOPTF
BANKERS
ANNUAL GENERAL MEETING
Bank of Montreal
Vancouver, British Columbia	The annual general meeting was held
ASB Bank	On January 17, 2003 at the offices of Lang
Wellington, New Zealand	Michener, Barristers & Solicitors, Suite 1500
1055 West Georgia St. Vancouver, B.C. at
SHARE CAPITAL	10:00am.

At January 31, 2003, there are 2,416,823
shares issued and outstanding

This quarterly report contains forward-looking statements that are based on management's expectations and assumptions. They include statements preceded by words and phrases such as "intend", "believe", "will be expected", "is estimated", "plans", "anticipates", or stating that certain actions, events or results "will", "may" or "could" be taken, occur or be achieved. Forward-looking statements are based on expectations, estimates and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those anticipated.